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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

     (Mark One)

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

         [_]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                          COMMISSION FILE NO. 001-06702


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                               NEXEN SAVINGS PLAN
                          12790 Merit Drive, Suite 800
                            Dallas, Texas 75251-1270

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   NEXEN INC.
                          801 7th Avenue SW, Suite 2900
                        Calgary, Alberta, Canada T2P 3P7

                               NEXEN SAVINGS PLAN

                              FINANCIAL STATEMENTS
                                       AND
                             SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2002 AND 2001

                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                                                  1


FINANCIAL STATEMENTS

     Statements of Net Assets Available
        for Benefits                                                          2

     Statements of Changes in Net Assets
        Available for Benefits                                                3

     Notes to Financial Statements                                            4


SUPPLEMENTAL SCHEDULES

     Schedule of Assets (Held at End of Year)                                 9

     Schedule of Reportable Transactions                                     10

                          INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee
NEXEN SAVINGS PLAN
Dallas, Texas


We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
June 3, 2003



1348

                         NEXEN SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     DECEMBER 31, 2002 AND 2001



                                                     2002                 2001
                                                -------------     -------------

ASSETS

     Investments, at fair value                 $  19,277,691     $  17,695,167
     Cash                                               3,334             1,150
     Participant loans                                887,982           742,666
                                                -------------     -------------

           TOTAL ASSETS                            20,169,007        18,438,983


LIABILITIES

     Other payables                                                         774
                                                -------------     -------------

           TOTAL LIABILITIES                                                774
                                                -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS               $  20,169,007     $  18,438,209
                                                =============     =============




The Notes to Financial Statements are
  an integral part of these statements.

                            NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                     2002             2001
                                                 ------------   ------------
ADDITIONS

      Investment income (loss):
            Net depreciation in fair value
                of investments                   $   (785,517)  $ (2,452,647)
            Interest                                  261,408        256,397
            Dividends                                 194,387        204,207
                                                 ------------   ------------
                                                     (329,722)    (1,992,043)
                                                 ------------   ------------
      Contributions:
            Participant                             1,444,163      1,241,227
            Employer                                  966,074        894,161
            Rollover                                   24,871         62,923
                                                 ------------   ------------
                                                    2,435,108      2,198,311
                                                 ------------   ------------

            TOTAL ADDITIONS                         2,105,386        206,268
                                                 ------------   ------------

DEDUCTIONS

      Benefits paid to participants                   370,750        624,292
      Administrative expenses                           3,838          2,810
                                                 ------------   ------------

            TOTAL DEDUCTIONS                          374,588        627,102
                                                 ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE     1,730,798       (420,834)

NET ASSETS AVAILABLE FOR BENEFITS
            Beginning of year                      18,438,209     18,859,043
                                                 ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS
            End of year                          $ 20,169,007   $ 18,438,209
                                                 ============   ============




The Notes to Financial Statements are
  an integral part of these statements.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 1.       Description of the Plan

         The following description of the Nexen Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

         The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the "Company") and participating employers, Nexen Chemicals U.S.A. Inc., Nexen Marketing U.S.A. Inc., Nexen Oil and Gas U.S.A. Inc., and Nexen Petroleum International (U.S.A.) Inc. (the "Participating Employers"), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code.

         For the years ended December 31, 2002 and 2001, Nationwide Trust Company, FSB (the "Trustee") was the Plan Trustee with the recordkeeping function performed by The 401(k) Company (the "Recordkeeper").

         All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or next following the date the employee attains age 18. Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. Contributions may be made with pretax dollars, after-tax dollars, or a combination of pretax and after-tax dollars. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their elective employee contribution account and actual earnings thereon.

         The Company and Participating Employers will match 100 percent of participant contributions up to 6% of the participant's eligible compensation. In addition, a participant who completes one hour of service after January 1, 2000, shall be vested 100% in his or her employer matching account.

         The Plan's investment options are: (1) Stable Value Trust Fund, (2) Bond Fund of America A, (3) Delaware Group: REIT Fund A, (4) Lord Abbett Developing Growth Fund A, (5) Scudder Equity 500 Index Fund, (6) MFS Massachusetts Investors Growth Fund A, (7) Putnam International Voyager Fund A, (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A, (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Fund, and (12) Nexen Inc. Stock Fund. All Company and Participating Employers contributions are invested in accordance with the investment choices selected by each respective Participant.

         Distribution of a participant's entire account becomes due in three ways: (1) upon termination of employment; (2) death; or (3) disability, as defined in the Plan Document. Such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document. Withdrawals from the Plan by active participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 2.       Tax Status

         The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002 stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.



Note 3.       Summary of Significant Accounting Policies

     Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Basis of Accounting

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

     Investments

         Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into twelve distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to participant accounts on a pro-rata basis depending on the participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 3.  Summary of Significant Accounting Policies - continued

     Investments - continued

         A brief description of each investment option is as follows:

         STABLE VALUE TRUST FUND - The Stable Value Trust Fund's core investment vehicle is the AMVESCAP National Trust Company Stable Value Trust Fund. The remaining portion of the money is invested in money market funds offered through the following mutual fund families: The American Funds Group, Oppenheimer Funds, MFS Family of Funds, Lord Abbett and Company, Third Avenue Funds, Delaware Funds, Putnam Investments, and Scudder Funds.

         BOND FUND OF AMERICA A - invests primarily in high quality intermediate-term corporate bonds and U.S. government securities.

         DELAWARE GROUP: REIT FUND A - is a non-diversified fund that seeks long-term total return by investing primarily in equities of real-estate investment trusts (REITs).

         LORD ABBETT DEVELOPING GROWTH FUND A - is a small company growth fund that seeks long-term capital growth by investing in stocks of companies with market capitalization of less than $1 billion.

         SCUDDER EQUITY 500 INDEX FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

         MFS MASSACHUSETTS INVESTORS GROWTH FUND A - invests primarily in common stocks or bonds that are convertible into stock, issued by companies exhibiting above-average prospects for long-term growth.

         PUTNAM INTERNATIONAL VOYAGER FUND A - is a foreign stock fund that seeks long-term capital appreciation by investing in small- to mid-capitalization companies domiciled in developed countries outside the United States.

         EUROPACIFIC GROWTH FUND A - is a large company foreign stock fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

         WASHINGTON MUTUAL INVESTORS FUND A - is a large company value-oriented growth and income fund.

         OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

         THIRD AVENUE VALUE FUND - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

         NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to meet its estimated daily cash needs invested in a money market account.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 3.  Summary of Significant Accounting Policies - continued

     Administration

         The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from a list of funds provided by the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. All Trustee fees for the Plan are paid by the Company and totaled $0 and $2,500 for years 2002 and 2001, respectively. Recordkeeping fees paid by the Company and Participating Employers (net of any 12b-1 fees received from the fund providers) totaled $0 and $4,570 for the years ended December 31, 2002 and 2001, respectively.



Note 4.       Plan Termination

     Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each participant's account shall become fully vested and participants will be entitled to distributions of their entire accounts.



Note 5.       Plan Amendments

     On December 26, 2002, effective as of January 1, 2002, the Second Amendment to the Nexen Savings Plan was executed and adopted. The purpose of Amendment 2 is to bring the Plan into compliance based on guidance issued by the IRS and the DOL regarding disability claims procedures, Code Section 415(c)(3) compensation, definition of a leased employee, ADP and ACP testing, and refunds for excess contributions.

     With regard to disability claims procedures, the amendment (a) clarifies that "the claimant has the right to bring civil action under ERISA section 502(a) following an adverse determination on review," (b) the Plan Administrator must provide copies of pertinent documents relating to the denial of the claim without charge (previously the Plan Administrator could charge a "reasonable fee"), (c) clarifies that the claimant may submit "documents, records or other information relating to the claim" in addition to "issues and comments relating to the claim" as previously stated, and
     (d) a subsection was added which stipulates the information the Plan Administrator must provide in writing to the claimant regarding the denial of a claim.

     The definition of Section 415(c)(3) compensation has been updated per Revenue Ruling 2002-27 which addresses certain cafeteria plan issues. Pursuant to the ruling, a qualified plan may only include cafeteria plan deferrals in its definition of Code Section 415(c)(3) compensation if the employee has the ability to opt out of the cafeteria plan and receive cash in lieu of health benefits.

     Also effective January 1, 2002, the definition of a Leased Employee was amended to add the effective date to the definition of leased employee which was designated in the Small Business Job Protection Act of 1996.

                               NEXEN SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


Note 5.       Plan Amendments - continued

         Nondiscrimination testing provisions were added based on recent guidance from the IRS relating to plan document specifications which provide the Plan with greater flexibility in order to utilize all the available correction methods.

         The amendment also clarified the order in which refunds will be made in the event that a participant exceeds the annual additions limit.



Note 6.       Investments

         Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2002 and 2001 are as follows:

                                                          DECEMBER 31,      DECEMBER 31,
                                                              2002             2001
                                                           FAIR VALUE        FAIR VALUE
                                                          ------------      ------------
         Participant Directed:
           Washington Mutual Investors Fund A           $   2,521,891     $  2,197,684
           Bond Fund of America A                           1,063,271          960,465
           Nexen Inc. Stock Fund                            6,459,307        6,815,321
           Stable Value Fund                                3,327,435        2,160,984
           EuroPacific Growth Fund A                        1,039,591          950,782
           Third Avenue Value Fund                          1,059,297
           MFS Massachusetts Investors Growth Fund A        1,499,277        1,490,185


     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $329,722 and $1,992,043, respectively, as follows:

                                                   2002                              2001
                                -------------------------------    --------------------------------
                                                  REALIZED AND                         REALIZED AND
                                INTEREST AND       UNREALIZED      INTEREST AND         UNREALIZED
                                  DIVIDENDS      GAINS (LOSSES)      DIVIDENDS          LOSSES
                                ------------    ---------------    -------------   ----------------

     Mutual funds               $    389,342      ($ 1,738,468)     $    386,112     ($    647,638)
     Stock funds                                        952,951                      (   1,805,009)
     Loans to Participants            66,453                              74,492



Note 7.       Loans to Participants

         Participant loans receivable are stated at cost, which approximates fair value. A participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee. The loans are secured by a lien on the Eligible Borrower's interest in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans at December 31, 2002 ranged from 5.78% to 10.74%.

                             SUPPLEMENTAL SCHEDULES

                               NEXEN SAVINGS PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                 EIN: 06-0944810
                                 PLAN NUMBER 001
                                DECEMBER 31, 2002

(a)                     (b)                                   (c)                              (d)             (e)
                                                DESCRIPTION OF INVESTMENT INCLUDING
            IDENTITY OF ISSUER, BORROWER         MATURITY DATE, RATE OF INVESTMENT,                           CURRENT
              LESSOR, OR SIMILAR PARTY           COLLATERAL, PAR, OR MATURITY VALUE           COST            VALUE
--------  ------------------------------     -------------------------------------------  -------------    -------------
PARTICIPANT-DIRECTED INVESTMENT:

          The American Funds Group           Bond Fund of America A,
                                               Net Asset Value $12.70                     $   1,077,421    $   1,063,271

          The American Funds Group           Washington Mutual Investors Fund A,
                                               Net Asset Value $23.51                         3,048,301        2,521,891

          The American Funds Group           EuroPacific Growth Fund A,
                                               Net Asset Value $22.97                         1,327,810        1,039,591

          Scudder Funds                      Scudder Equity 500 Index Fund,
                                               Net Asset Value $99.06                           224,077          177,147

          Putnam Investments                 Putnam International Voyager Fund A,
                                               Net Asset Value $13.88                           459,995          331,127

          Lord Abbett & Company              Lord Abbett Developing Growth Fund A,
                                               Net Asset Value $10.71                           934,768          678,060

          MFS Family of Funds                MFS Massachusetts Investors Growth Fund A,
                                               Net Asset Value $9.23                          2,363,104        1,499,277

          Third Avenue Funds                 Third Avenue Value Fund,
                                               Net Asset Value $30.47                         1,246,084        1,059,297

          Delaware Funds                     Delaware Group: REIT Fund A,
                                               Net Asset Value $14.36                           766,340          685,417

          Oppenheimer Funds                  Oppenheimer Developing Markets A,
                                               Net Asset Value $12.87                           274,269          252,364

          The American Funds Group           Cash Management Trust Of America,
                                               Par Value $1.00                                  183,467          183,467

          AMVESCAP National Trust Company    Stable Value Trust Fund,
                                               Par Value $1.00                                3,327,435        3,327,435

          Alliance Capital Reserve           Money Market,
                                               Par Value $1.00                                       40               40

          Bank One, NA                       Cash                                                 3,334            3,334

   *      Nexen Inc.                         Nexen Inc. Stock Fund
                                                ( Nexen Inc. Stock, no par;
                                                  money market,  value $1.00 )                6,511,142        6,459,307

   *      Loans to Participants              Interest Rates From 5.78% to 10.74%                  - 0 -          887,982
                                                                                          -------------    -------------

                                                                                          $  21,747,587    $  20,169,007
                                                                                          =============    =============

   *     Indicates each identified person/entity known to be party-in-interest.


         This supplemental schedule lists assets held for investment purposes at December 31, 2002, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                               NEXEN SAVINGS PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                 EIN: 06-0944810
                                 PLAN NUMBER 001
                      FOR THE YEAR ENDED DECEMBER 31, 2002



       (a)                        (b)                   (c)        (d)       (e)       (f)           (g)        (h)         (i)
                                                                                     EXPENSE               CURRENT VALUE    NET
   IDENTITY OF            DESCRIPTION OF ASSET                                      INCURRED        COST     OF ASSET ON    GAIN
      PARTY            (INCLUDE INTEREST RATE AND     PURCHASE   SELLING    LEASE     WITH           OF     TRANSACTION      OR
     INVOLVED         MATURITY IN CASE OF A LOAN)      PRICE      PRICE     RENTAL TRANSACTION     ASSET       DATE        (LOSS)
------------------  -----------------------------  -----------  ---------- ------- ----------- -----------  ------------  ---------
PARTICIPANT-DIRECTED INVESTMENT:

SERIES OF TRANSACTIONS:

The American         Cash Management Trust
   Funds Group         of America                  $ 1,812,713  $          $       $           $ 1,812,713   1,812,713    $

The American         Cash Management Trust
   Funds Group         of America                                1,979,855                       1,979,855   1,979,855

AMVESCAP National
  Trust Company      Stable Value Trust Fund         2,162,759                                   2,162,759   2,162,759

AMVESCAP National
  Trust Company      Stable Value Trust Fund                       996,308                         996,308     996,308

Nexen  Inc.          Nexen Inc. Stock Fund                       1,457,525                       1,275,377   1,275,377      182,148

The American
   Funds Group       Washington Mutual Investors
                       Fund A                        1,272,259                                   1,272,259   1,272,259





This supplemental schedule lists series of transactions in excess of 5% of the fair market value of assets available for benefits at the beginning of the year as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

         THE PLAN.         Pursuant to the requirements of the Securities
Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 23, 2003

                                   NEXEN SAVINGS PLAN

                                   By:  Nexen Petroleum U.S.A. Inc.


                                   By:  /s/ Douglas B. Otten
                                        ---------------------------------------
                                        Douglas B. Otten, President

                                INDEX TO EXHIBITS



     EXHIBIT
      NUMBER                    DESCRIPTION OF EXHIBITS
      ------                    -----------------------

         1        Consent of Weaver & Tidwell, L.L.P.

         32.1 Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

         32.2 Certification of Vice President, Finance & Administration Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002